FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure 1	Dividend on non-cumulative preference shares
Enclosure 2	Interim Results 2009

Enclosure 1

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 OCTOBER 2009

The Directors have declared the specified dividend on the undernoted Series of non-cumulative dollar preference shares of US$25.00 each for the three months to 16 October 2009. The dividend will be paid on 16 October 2009 at the undernoted rate to holders on the register at the close of business on 4 September 2009.

Series	Dividend payable per share
Series C	US$0.48519

DIVIDEND ON SERIES A NON-CUMULATIVE STERLING PREFERENCE SHARES OF £1.00 FOR THE SIX MONTHS TO 16 OCTOBER 2009

The Directors have declared the specified dividend on the undernoted Series of non-cumulative sterling preference shares of £1.00 each for the six months to 16 October 2009. The dividend will be paid on 16 October 2009 at the undernoted rate to holders on the register at the close of business on 4 September 2009.

Series	Dividend payable per share
Series A	£0.045

20 August 2009

End

Enclosure 2

National Westminster Bank Plc

Results for the half year ended 30 June 2009

National Westminster Bank Plc ('NatWest' or the 'Group') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'parent company', 'RBS' or the 'Royal Bank') and its ultimate parent company is The Royal Bank of Scotland Group plc (the 'ultimate parent company', 'RBSG' or the 'RBS Group').

Financial review

Profit

Profit before tax was £241 million compared with £1,448 million in the first half of 2008. The results have been adversely affected by a significant increase in impairment losses, reflecting the continuing deterioration in economic conditions.

Total income

Total income was up 3% to £4,492 million, benefiting from favourable trading conditions.

Net interest income decreased by 39% to £1,605 million reflecting the very low interest rate environment prevailing in all the Group's major markets where deposit pricing floors and active competition have compressed liability margins.

Non-interest income increased to £2,887 million and included a gain on redemption of own debt of £381 million. In April 2009, the Group concluded a series of exchange offers and tender offers with the holders of a number of Upper Tier 2 securities which resulted in a gain of £381 million recognised in income. The remaining increase principally reflects favourable trading conditions experienced during the first half of the year, with strong volumes and volatility contributing to the strong growth in Global Banking & Markets.

Operating expenses

Operating expenses were tightly controlled and increased 1% to £2,522 million. Integration and restructuring costs were £33 million compared with £13 million in the first half of 2008. Other operating expenses were £2,489 million compared with £2,477 million in the first half of 2008.

Cost:income ratio

The Group's cost:income ratio was 56.1% compared with 57.3% in the first half of 2008.  Excluding the gain on redemption of own debt, the cost:income ratio was 61.3% compared with 57.3% in the first half of 2008.

Impairment losses

Impairment losses were £1,729 million, compared with £411 million in the first half of 2008 with significant increases in the Group's Retail and Commercial Banking divisions in the UK and the island of Ireland.

Taxation

The effective tax rate for the first half of 2009 was 16.6% compared with 26.2% in the first half of 2008.

Capital and capital ratios

In June 2009, the company issued 256 new ordinary shares of £1 each to the parent company at £1 million per share.  Capital ratios at 30 June 2009 were 8.0% (Core Tier 1), 9.4% (Tier 1) and 12.2% (Total).

  Condensed consolidated income statement

for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008 (audited)
	£m	£m	£m

Interest receivable	3,345	6,186	12,373
Interest payable	(1,740)	(3,563)	(6,976)

Net interest income	1,605	2,623	5,397

Fees and commissions receivable	2,005	2,089	4,367
Fees and commissions payable	(586)	(524)	(1,178)
Income/(loss) from trading activities	969	(15)	(963)
Gain on redemption of own debt (Note 3)	381	-	-
Other operating income	118	176	81

Non-interest income	2,887	1,726	2,307

Total income	4,492	4,349	7,704
Operating expenses	(2,522)	(2,490)	(5,202)

Profit before impairment losses	1,970	1,859	2,502
Impairment losses	(1,729)	(411)	(1,362)

Operating profit before tax	241	1,448	1,140
Tax	(40)	(380)	(599)

Profit for the period	201	1,068	541
Minority interests	-	(53)	(93)

Profit attributable to ordinary shareholders	201	1,015	448

  Condensed consolidated statement of comprehensive income

for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m

Profit for the period	201	1,068	541

Other comprehensive income:
Available-for-sale financial assets	13	6	(51)
Cash flow hedges	(22)	(19)	(36)
Currency translation	(615)	218	1,978
Tax on other comprehensive income	3	7	20

Other comprehensive income for the period, net of tax	(621)	212	1,911

Total comprehensive income for the period	(420)	1,280	2,452

Attributable to:
Equity shareholders	(358)	1,234	2,347
Minority interests	(62)	46	105

	(420)	1,280	2,452

  Condensed consolidated balance sheet

at 30 June 2009 (unaudited)

	30 June 2009	31 December 2008 (audited)	30 June 2008
	£m	£m	£m

Assets
Cash and balances at central banks	871	1,285	886
Loans and advances to banks	107,104	66,234	63,705
Loans and advances to customers	165,977	198,267	190,587
Debt securities	34,557	35,993	31,177
Equity shares	954	1,129	1,136
Settlement balances	6,580	4,117	4,197
Derivatives	4,739	8,895	4,460
Intangible assets	755	815	1,283
Property, plant and equipment	1,866	1,970	1,635
Deferred taxation	666	496	549
Prepayments, accrued income and other assets	1,173	2,018	1,575
Assets of disposal groups	-	-	1,366

Total assets	325,242	321,219	302,556

Liabilities
Deposits by banks	47,798	53,633	41,249
Customer accounts	217,616	200,384	194,144
Debt securities in issue	11,409	17,212	22,332
Settlement balances and short positions	17,034	13,091	13,507
Derivatives	5,214	8,066	3,453
Accruals, deferred income and other liabilities	2,950	4,032	3,725
Retirement benefit liabilities	1,173	1,198	1,281
Deferred taxation	68	46	33
Subordinated liabilities	8,686	10,099	8,902
Liabilities of disposal groups	-	-	1,088

Total liabilities	311,948	307,761	289,714

Equity:
Minority interests	1,261	1,323	1,320
Shareholders' equity
Called up share capital	1,678	1,678	1,678
Reserves	10,355	10,457	9,844

Total equity	13,294	13,458	12,842

Total liabilities and equity	325,242	321,219	302,556

Overview of condensed consolidated balance sheet

Total assets of £325.2 billion at 30 June 2009 were up £4.0 billion, 1%, compared with 31 December 2008.

Loans and advances to banks increased by £40.9 billion, 62%, to £107.1 billion reflecting higher bank placings, up £41.2 billion, 66%, to £103.5 billion, partially offset by lower reverse repurchase agreements and stock borrowings ('reverse repos') down £0.3 billion, 7% at £3.6 billion.

Loans and advances to customers were down £32.3 billion, 16%, at £166.0 billion. Within this, reverse repos increased by 12%, £0.6 billion to £5.8 billion. Excluding reverse repos, lending declined by £32.9 billion, 17% to £160.2 billion. This reflected the effect of exchange rate movements following the strengthening of sterling during the first half of 2009 and reductions in lending in Global Banking & Markets and Ulster Bank.

Debt securities decreased by £1.4 billion, 4%, to £34.6 billion and equity shares decreased by £0.2 billion, 16%, to £1.0 billion principally due to lower holdings in Global Banking & Markets.

Settlement balances were up £2.5 billion, 60%, at £6.6 billion reflecting increased customer activity.

Movements in the value of derivatives, assets and liabilities, primarily reflect reductions in interest rates and the strengthening of sterling during the first half of 2009.

Deferred tax assets increased £0.2 billion, 34%, to £0.7 billion principally due to carried forward trading losses.

Prepayments, accrued income and other assets declined £0.8 billion, 42% to £1.2 billion.

Deposits by banks declined by £5.8 billion, 11% to £47.8 billion. This reflected decreased repurchase agreements and stock lending ('repos'), down £3.9 billion, 32% to £8.1 billion and reduced inter-bank deposits, down £1.9 billion, 5% to £39.7.

Customer accounts were up £17.2 billion, 9% to £217.6 billion. Within this, repos increased £5.6 billion, 23% to £29.5 billion. Excluding repos, deposits rose by £11.6 billion, 7%, to £188.1 billion.

Debt securities in issue decreased £5.8 billion, 34% to £11.4 billion mainly as a result of movements in exchange rates together with reductions in Global Banking & Markets.

Settlement balances and short positions were up £3.9 billion, 30%, to £17.0 billion reflecting increased customer activity.

Subordinated liabilities decreased £1.4 billion, 14% to £8.7 billion reflecting the redemption of £0.7 billion undated loan capital together with the effect of exchange rates and other adjustments.

Shareholders' equity declined by £0.1 billion, 1% to £12.0 billion.  Exchange rate movements of £0.6 billion were largely offset by share premium of £0.3 billion arising on the issue of ordinary shares and the attributable profit for the period of £0.2 billion.

  Condensed consolidated statement of changes in equity

for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m
Called-up share capital
At beginning and end of period	1,678	1,678	1,678

Share premium account
At beginning of period	1,291	1,291	1,291
Ordinary shares issued during the period	256	-	-

At end of period	1,547	1,291	1,291

Available-for-sale reserves
At beginning of period	(18)	23	23
Unrealised (losses)/gains in the period	(7)	9	(54)
Realised losses/(gains) in the period	20	(3)	3
Taxation	-	2	10

At end of period	(5)	31	(18)

Cash flow hedging reserve
At beginning of period	30	56	56
Amount recognised in equity during the period	(15)	-	-
Amount transferred from equity to earnings in the period	(7)	(19)	(36)
Taxation	3	5	10

At end of period	11	42	30

Foreign exchange reserve
At beginning of period	1,900	(66)	(66)
Retranslation of net assets	(553)	225	1,966

At end of period	1,347	159	1,900

Other reserves
At beginning and end of period	614	614	614

Retained earnings
At beginning of period	6,640	7,192	7,192
Profit attributable to ordinary shareholders	201	1,015	448
Ordinary dividends paid	-	(500)	(1,000)

At end of period	6,841	7,707	6,640

Shareholders' equity at end of period	12,033	11,522	12,135

  Condensed consolidated statement of changes in equity

for the half year ended 30 June 2009 (unaudited) (continued)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m

Minority interests
At beginning of period	1,323	1,314	1,314
Currency translation and other adjustments	(62)	(7)	12
Profit attributable to minority interests	-	53	93
Dividends paid	-	(53)	(94)
Equity raised	-	13	70
Equity withdrawn	-	-	(72)

At end of period	1,261	1,320	1,323

Total equity at end of period	13,294	12,842	13,458

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
- Equity shareholders	(358)	1,234	2,347
- Minority interests	(62)	46	105

	(420)	1,280	2,452

  Condensed consolidated cash flow statement

for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008 (audited)
	£m	£m	£m
Operating activities
Operating profit before tax	241	1,448	1,140

Adjustments for non-cash items	4,059	(227)	(3,823)

Net cash inflow/(outflow) from trading activities	4,300	1,221	(2,683)
Changes in operating assets and liabilities	42,406	(15,610)	(22,841)

Net cash flows from operating activities before tax	46,706	(14,389)	(25,524)
Income taxes paid	(252)	(284)	(331)

Net cash flows from operating activities	46,454	(14,673)	(25,855)

Net cash flows from investing activities	528	376	190

Net cash flows from financing activities	(575)	2,045	1,213

Effects of exchange rate changes on cash and cash equivalents	(3,631)	787	8,338

Net increase/(decrease) in cash and cash equivalents	42,776	(11,465)	(16,114)
Cash and cash equivalents at beginning of period	50,075	66,189	66,189

Cash and cash equivalents at end of period	92,851	54,724	50,075

Notes

1.	Basis of preparation

The directors, having considered the Group's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the Interim Results of The Royal Bank of Scotland Group plc for the half year ended 30 June  2009, approved on 6 August 2009, which were prepared on a going concern basis.

2.	Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU"). It also complies with IFRS as issued by the IASB. There have been no significant changes to the Group's principal accounting policies as set out on pages 46 to 54 of the 2008 Report and Accounts apart from the introduction of a new policy dealing with the redemption or settlement of issued debt.

The Group has implemented  Vesting Conditions and Cancellation amendments to IFRS 2 Share-based Payment. The amendments change the way the cancellation of share schemes by an employee are treated. Previously, cancellations resulted in credits as the charge was trued up to reflect the reduction in the number of shares that vest. Under the amendments, cancellations result in the amount that would otherwise have been recognised over the remainder of the vesting period being charged to profit or loss immediately.  These amendments have had no effect on the Group.

As a result of the amendments to IAS 1 Presentation of Financial Statements , the interim financial statements include a statement of changes in equity (showing the components of changes in equity for the period) as a primary financial statement and a statement of comprehensive income immediately following the income statement.

The Group has extended its accounting policy on derecognition to cover the redemption or settlement of issued debt:

On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt.  The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

There are a number of other changes to IFRS that were effective from 1 January 2009. They have had no material effect on the Group's interim financial statements:

Improvements to IFRS  issued in May 2008 makes minor amendments to a number of IFRS as part of IASB's annual improvements project.

Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate  Amendments to IAS 27 Consolidated and Separate Financial Statements and IFRS 1 First-time Adoption of International Financial Reporting Standards amends investor accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate.

Improving Disclosures about Financial Instruments Amendments to IFRS 7 Financial Instruments: Disclosures enhances disclosures required about liquidity risk and fair value measurements.

IAS 23 Borrowing Costs requires entities to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment.

Notes (continued)

2.	Accounting policies (continued)

Puttable Financial Instruments and Obligations arising on Liquidation Amendments to IAS 32 Financial Instruments: Presentation and IAS 1  Presentation of Financial Statements amends IAS 32 to enable puttable instruments to be disclosed as equity.

Embedded Derivatives  Amendments to IFRIC 9 and IAS 39 makes changes in relation to embedded derivatives when reclassifying financial instruments.

IFRIC 13 Customer Loyalty Programmes requires  entities that provide customers with benefits ancillary to the sale of goods or services to apportion the sales proceeds on the basis of relative fair values.

IFRIC 15 Agreements for the Construction of Real Estate clarifies the accounting for construction profits.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation  addresses the nature of the hedged risk and the amount of the hedged item; where in a group the hedging item could be held; and what amounts should be reclassified from equity on the disposal of a foreign operation that had been subject to hedging.

Recent developments in IFRS

The IASB published a revised IFRS 3 Business Combinations and related revisions to IAS 27 Consolidated and Separate Financial Statements  in January 2008. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009. These changes will affect the Group's accounting for future acquisitions and disposals of subsidiaries.

The IASB issued an amendment to IAS 39  Eligible Hedged Items in July 2008 to clarify how the hedge accounting principles in IAS 39 should be applied in the designation of a one-sided risk in a hedged item and inflation in a financial hedged item. The amendment is effective for accounting periods beginning on or after 1 July 2009 and is not expected to have a material effect on the Group.

Group Cash-settled Share-based Payment Transactions Amendments to IFRS 2 issued by the IASB in June 2009 clarifies the scope and the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when it has no obligation to settle the transaction. The amendments are effective for annual periods beginning on or after 1 January 2010. They will have no effect on the Group's financial statements.

In April 2009, the IASB issued Improvements to IFRS  which makes minor changes to IFRS as part of the Board's annual improvements project: making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording. The amendments are not expected to have a material effect on the Group.

Additional Exemptions for First-time Adopters Amendments to IFRS 1 was issued in July 2009 and provides relief from retrospective application in relation to oil and gas assets and determining whether an arrangement contains a lease. These exemptions  will have no effect on the Group.

Notes (continued)

2.	Accounting policies (continued)

Recent developments in IFRS (continued)

The IFRIC issued interpretation IFRIC 17 Distributions of Non-Cash Assets to Owners and the IASB made consequential amendments to IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in income. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution. The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IFRS 3 (revised 2008), and is not expected to have a material effect on the Group.

The IFRIC issued interpretation IFRIC 18 Transfers of Assets from Customers in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets from customers received on or after 1 July 2009 and is not expected to have a material effect on the Group.

3.	Gain on redemption of own debt

In April 2009, the Group concluded a series of exchange offers and tender offers with the holders of a number of Upper Tier 2 securities which resulted in a gain of £381 million recognised in non-interest income.

4.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £1,697 million (first half 2008 - £410 million; full year 2008 - £1,351 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2009 from £2,926 million to £4,183  million, and the movements thereon were:

		First half 2009	First half 2008	Full year 2008 (audited)
		£m	£m	£m

	At beginning of period	2,926	2,340	2,340
	Currency translation and other adjustments	(33)	25	65
	Disposals	-	(40)	-
	Transfer of assets relating to disposal groups	-	(28)	-
	Amounts written-off	(325)	(383)	(792)
	Recoveries of amounts previously written-off	23	37	62
	Charged to the income statement	1,697	410	1,351
	Unwind of discount	(105)	(47)	(100)

	At end of period	4,183	2,314	2,926

	The provision at 30 June 2009 includes £9 million (31 December 2008 - £2 million; 30 June 2008 - £2 million) in respect of loans and advances to banks.

	Total impairment losses charged to the income statement comprise:
		First half 2009	First half 2008	Full year 2008 (audited)
		£m	£m	£m

	Loan impairment losses	1,697	410	1,351
	Impairment of available-for-sale securities	32	1	11

	Impairment losses	1,729	411	1,362

Notes (continued)

5.	Taxation
	The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 28% (2008 - 28.5%) as follows:
		First half 2009	First half 2008	Full year 2008 (audited)
		£m	£m	£m

	Profit before tax	241	1,448	1,140

	Expected tax charge at 28% (2008 - 28.5%)	67	413	325
	Non-deductible goodwill impairment	-	-	165
	Other non-deductible items	17	15	78
	Non-taxable items:
	- gain on redemption of own debt	(106)	-	-
	- other	(2)	(21)	(32)
	Foreign profits taxed at other rates	86	(33)	(1)
	Increase in deferred tax asset following
	change in the rate of UK Corporation Tax	-	-	(2)
	Taxable foreign exchange movements	-	7	149
	Group relief at non-standard rates	(23)	(7)	(16)
	Other	1	1	7
	Adjustments in respect of prior periods	-	5	(74)

	Actual tax charge	40	380	599

Notes (continued)

6.	Segmental analysis

Changes have been made to the Group's operating segments in the first half of 2009. A Non-Core division has been created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell. Furthermore, Group Manufacturing is no longer reported as a separate division; its costs are now allocated to the customer-facing divisions along with certain central costs. UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth).  Ulster Bank has become a specific segment.  The remaining elements of Europe & Middle East Retail & Commercial Banking, Asia Retail & Commercial Banking and Share of shared assets form part of Non-Core. The segment measure is now operating profit/(loss) before tax which differs from contribution used previously. Comparative data have been restated accordingly.

		First half 2009			First half 2008			Full year 2008
		External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
	Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

	UK Retail	1,232	5	1,237	2,064	2	2,066	4,142	7	4,149
	UK Corporate	856	1	857	1,652	-	1,652	3,188	1	3,189
	Wealth	529	33	562	861	45	906	1,692	87	1,779
	Global Banking & Markets	1,132	188	1,320	506	531	1,037	1,389	1,029	2,418
	Global Transaction Services	805	-	805	825	-	825	1,660	-	1,660
	Ulster Bank	936	1	937	1,301	-	1,301	3,235	277	3,512
	Central items	772	209	981	257	398	655	(1,250)	837	(413)

	Core	6,262	437	6,699	7,466	976	8,442	14,056	2,238	16,294
	Non-Core	556	139	695	970	133	1,103	1,802	286	2,088

		6,818	576	7,394	8,436	1,109	9,545	15,858	2,524	18,382
	Elimination of intra-group
	transactions	-	(576)	(576)	-	(1,109)	(1,109)	-	(2,524)	(2,524)

		6,818	-	6,818	8,436	-	8,436	15,858	-	15,858

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m

Operating profit/(loss) before tax
UK Retail	12	582	1,020
UK Corporate	213	559	1,109
Wealth	120	120	283
Global Banking & Markets	239	(261)	109
Global Transaction Services	200	239	547
Ulster Bank	15	226	331
Central items	(210)	(31)	(1,098)

Core	589	1,434	2,301
Non-Core	(693)	31	(396)

	(104)	1,465	1,905
Amortisation of purchased intangible assets	(3)	(4)	(7)
Integration and restructuring costs	(33)	(13)	(42)
Gain on redemption of own debt	381	-	-
Write-down of goodwill and other intangible assets	-	-	(716)

	241	1,448	1,140

Notes (continued)

6.	Segmental analysis (continued)
		30 June 2009	31 December 2008
		£m	£m

	Total assets
	UK Retail	20,235	51,040
	UK Corporate	44,685	46,303
	Wealth	30,596	29,834
	Global Banking & Markets	127,974	88,888
	Global Transaction Services	6,538	6,652
	Ulster Bank	45,429	53,056
	Central items	9,054	2,712

	Core	284,511	278,485
	Non-Core	40,731	42,734

		325,242	321,219

7.	Dividend
		First half 2009	First half 2008	Full year 2008 (audited)
		£m	£m	£m

	Ordinary dividend paid to the parent company	-	500	1,000

8.	Contingent liabilities and commitments
		First half 2009	First half 2008	Full year 2008 (audited)
		£m	£m	£m

	Contingent liabilities
	Guarantees and assets pledged as collateral security	2,248	3,010	2,609
	Other contingent liabilities	2,053	2,736	2,654

		4,301	5,746	5,263

	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	60,154	76,101	67,387
	Other commitments	194	223	709

		60,348	76,324	68,096

	Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

9.	Litigation

United Kingdom

In common with other banks in the United Kingdom, RBS and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the 'Charges') as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the 'Regulations') or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks' contractual terms relating to the Charges in force in early 2008 (the 'Current Terms'). The judgment held that the Current Terms used by RBS and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

RBSG (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the RBS and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the 'Historic Terms'). The High Court made an order to this effect in October 2008.

RBSG and the other banks have appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008. The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeals. The House of Lords granted RBSG and the other banks leave to appeal the Court of Appeal's decision. That further appeal took place on 23 June 2009. The House of Lords' judgment is likely to be delivered later in 2009. The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of RBS's and most of NatWest's Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. RBSG has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. RBSG maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. RBSG cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

9.	Litigation (continued)

United States

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements - they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group's position. In light of these developments the Group does not expect these claims will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and SEC Rule 10b-5. The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Series Q, R, S, T and/or U Non-cumulative Dollar Preference Shares issued pursuant or traceable to the 8 April 2005 Registration Statement and were damaged thereby.  Plaintiffs seek unquantified damages on behalf of the putative class. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

10.	Regulatory enquiries and investigations

The Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group, its business, reputation, results of operations or the price of securities issued by it.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have an adverse impact on the Group's businesses and earnings.

European Union

In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF ") arrangement for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21 June 2008. MasterCard lodged an appeal against the decision with the European Court of First Instance on 1 March 2008 and the Group has intervened in the appeal proceedings. Visa's MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross-border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. There is no deadline for the closure of the inquiry.

United Kingdom

In the United Kingdom, in September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (" PPI"). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers.  The CC will therefore impose by order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition).  The expected deadline for implementation will be 2010 at the earliest, subject to the outcome of an appeal by Barclays against the CC's decision.

Notes (continued)

10.	Regulatory enquiries and investigations (continued)

United Kingdom (continued)

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008 announced that it intends to escalate its level of regulatory intervention. The FSA is expected to publish a further update in 2009.  Substantial numbers of customer complaints alleging the miss-selling of PPI policies have been made to banks and to the Financial Ombudsman Service ("FOS") and many of these are being upheld by the FOS against the banks.   In June 2009, the FSA intends to consult on guidance on PPI complaint handling, to be included in its Dispute Resolution (DISP) handbook from October 2009. Separately, discussions are ongoing between the FSA and the Group in respect of concerns expressed by the FSA over certain categories of historic PPI sales.

The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006.  The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing.  The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group's business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the United Kingdom and a formal investigation into the fairness of bank current account charges.

On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT is currently consulting with the banking industry, consumer groups and interested parties on its report. After this consultation the OFT will decide on next steps, which could include further discussions or agreed remedies with the industry, or possibly a reference of the market to the CC.

The OFT's investigation into the fairness of bank current account charges is ongoing.  On 12 August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to the Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue.

Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT's market study or investigation upon it, if any. However, RBSG is co-operating fully with the OFT to achieve resolution of the matters under investigation.

On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees.  On 1 March 2007, the Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage.  RBSG believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

Notes (continued)

10.	Regulatory enquiries and investigations (continued)

United States

The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, including mortgage originators, appraisers, due diligence firms, investment banks and rating agencies, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms and whether that information was adequately disclosed to investors. RBS Securities Inc. has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction.

In addition to the above, certain of the Group's subsidiaries have received requests for information from various United States governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBSG and its subsidiaries are co-operating with these various requests for information and investigations.

11.	Related party transactions

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and other public bodies became related parties of the Group. The Group enters into transactions with many of these bodies on an arms' length basis. During the first half of 2009, following a placing and open offer, the UK Government's holding of £5 billion of preference shares was redeemed and the UK Government subscribed for 16.8 billion new ordinary shares; its interest in the RBS Group's ordinary share capital is now 70.3%.

Other related party transactions in the half year ended 30 June 2009 were similar in nature to those for the year ended 31 December 2008. Full details of the Group's related party transactions for the year ended 31 December 2008 are included in the Group's 2008 Annual Report and Accounts.

12.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2008 have been filed with the Registrar of Companies. The auditors have reported on these accounts:  their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

13.	Auditors' review
The interim results have been reviewed by the Group's auditors, Deloitte LLP and their review report is set out on page 21.

14.	Date of approval
The interim results for the half year ended 30 June 2009 were approved by the Board of directors on 28 August 2009.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc ('the company') to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2009 which comprise the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 14 (the "condensed financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the company in accordance with the International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2009 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

Edinburgh, United Kingdom

28 August 2009

Principal risks and uncertainties

National Westminster Bank Plc is a principal subsidiary of The Royal Bank of Scotland Group plc. Consequently the risks and uncertainties facing the RBS Group also apply to NatWest Group and are discussed in this section. References in this section to 'RBS' refer to The Royal Bank of Scotland Group plc.

The principal risks and uncertainties for the RBS Group in the second half of 2009 are:

The company may face the risk of full nationalisation and under such circumstances shareholders may lose the full value of their shares.

HM Treasury, the Bank of England and the FSA have extensive powers to stabilise banks. These include private sector transfer, transfer to a 'bridge bank' established by the Bank of England and nationalisation.  Stabilisation measures may only be taken if the FSA is satisfied that a relevant entity is failing, or is likely to fail, to satisfy the conditions which an FSA-authorised institution must satisfy. HM Treasury may also take the parent company of a relevant entity into temporary public ownership and it has wide discretion in taking actions in relation to the company's issued securities.

The RBS Group's business, earnings and financial prospects may be affected if it is unable to participate in the Asset Protection Scheme, or if the costs of participation outweigh the benefits.

On 26th February 2009, the RBS Group announced its intention to participate in the asset protection scheme (APS) announced by HM Treasury on 19th January 2009. The RBS Group's ability to participate in the APS is subject to a number of conditions which may not be satisfied resulting in the RBS Group being unable to participate in the APS. Furthermore, if the RBS Group is able to participate in the APS, there can be no assurance that the benefits of participation in the APS will outweigh its cost. European State Aid clearance must be obtained by the UK Government before the RBS Group can participate in the APS. The European Commission may require significantly greater restructuring by the RBS Group than is currently envisaged under the RBS Group's strategic plan, including divestments, balance sheet reduction and business exits.

The RBS Group's businesses, earnings and financial condition have been and will continue to be affected by the continued deterioration in the global economy, as well as ongoing instability in the global financial markets.

Many of the economies in which the RBS Group operates, including the United Kingdom and the United States, face recessionary conditions which are expected to continue or worsen over the near to medium term. Financial markets around the world have yet to recover from recent unprecedented dislocation and illiquidity. These circumstances may cause the RBS Group to experience further reductions in business activity, increased funding costs and funding pressures, decreased asset values, additional write downs and impairment charges and lower profitability or losses during the second half of 2009.

Lack of liquidity is a risk to the RBS Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.

Credit markets have experienced a severe reduction in liquidity. The RBS Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the miss-match of maturities and carefully monitoring its undrawn commitments and contingent liabilities. Further tightening of credit markets could have a negative impact on the RBS Group in the second half of 2009.

Governmental support schemes are subject to cancellation or change, which may have a negative impact on the availability of funding in the markets in which the RBS Group operates.

To the extent government support schemes are cancelled or changed, the RBS Group may face limited access to, have insufficient access to, or incur the higher costs associated with, funding alternatives.

The financial performance of the RBS Group has been and will be affected by borrower credit quality.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the RBS Group's businesses. Whilst economies have stabilised during the first half of 2009, the RBS Group may see adverse changes in the credit quality of its borrowers and counterparties in the second half of 2009 with increasing delinquencies and defaults leading to higher impairment charges.

Principal risks and uncertainties (continued)

The actual or perceived failure or worsening credit of the RBS Group's counterparties could adversely affect the RBS Group.

The RBS Group's ability to engage in funding transactions with counterparties in the financial markets, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of these counterparties. Many of these transactions expose the RBS Group to credit risk in the event of default of the RBS Group's counterparty or client.

The RBS Group's earnings and financial condition have been, and its future earnings and financial condition are likely to continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets have been subject to significant stress conditions. Severe market events resulted in the RBS Group recording large write-downs on its credit market exposures in 2008 and the first half of 2009. Any further deterioration in economic and financial market conditions could lead to additional impairment charges and write-downs during the second half of 2009. Recent market volatility and illiquidity has made it difficult to value certain of the RBS Group's exposures. The value ultimately realised by the RBS Group may be materially different from the current or estimated fair value.

The value or effectiveness of any credit protection that the RBS Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The RBS Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. Since 2007, the actual and perceived creditworthiness of monoline, credit derivative product companies and other market counterparties has deteriorated rapidly and this may continue in the second half of 2009. As a result the RBS Group may recognise further credit valuation adjustments on CDSs bought from these counterparties.

Changes in interest rates, foreign exchange rates, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the RBS Group's business. Some of the most significant market risks the RBS Group faces are interest rate, foreign exchange, bond, equity and commodity price risks.

The most significant market risks the RBS Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rates and spreads in the second half of 2009 may affect the interest rate margin realised between lending and borrowing. Changes in currency rates affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the RBS Group's non-UK subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets during the second half of 2009 may cause reductions in the value of the RBS Group's investment and trading portfolios.

The RBS Group's borrowing costs and its access to the debt capital markets depend significantly on its credit ratings.

Any future reductions in the long-term credit ratings of the RBS Group or one of its principal subsidiaries (particularly the Royal Bank) could increase its borrowing costs, limit the RBS Group's access to the capital markets and money markets, trigger additional collateral requirements, and adversely affect its competitive position.

The RBS Group's business performance could be adversely affected if its capital is not managed effectively.

The RBS Group is required by regulators in the United Kingdom and in other jurisdictions in which it undertakes regulated activities to maintain adequate capital. Adequate capital is also necessary for the RBS Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Any developments that limit the RBS Group's ability to manage its balance sheet and capital resources effectively (including, for example, reductions in profits and retained earnings, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans) could have a material adverse impact on its financial condition.

Principal risks and uncertainties (continued)

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

To establish the value of instruments measured at fair value, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, valuation models. These valuation models are complex, and the related assumptions, judgements and estimates often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments.

The RBS Group's future earnings and financial condition in part depend on the success of the RBS Group's strategic refocus on core strengths and its disposal programme.

The RBS Group has embarked on a restructuring focused on achieving appropriate risk-adjusted returns, reducing reliance on wholesale funding and lowering the RBS Group's exposure to capital intensive businesses. The RBS Group will also continue its disposal programme and continue to review its portfolio to identify further disposals of non-core assets. Global markets remain challenging and the execution of the RBS Group's current and future strategic plans may not be successful. In connection with the implementation of these plans, the RBS Group may incur restructuring charges, which may be material.

The RBS Group operates in markets that are highly competitive and consolidating. If the RBS Group is unable to perform effectively, its business and results of operations will be adversely affected.

The markets in which the RBS Group operates are expected to remain highly competitive. Consolidation among banks in the United Kingdom, the United States and throughout Europe in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries and increased government ownership of, and involvement in, banks, could cause the RBS Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins in the second half of 2009.

The RBS Group agreed to certain undertakings in relation to the operation of its business in the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the proposed APS, which may serve to limit the RBS Group's operations.

The RBS Group undertook in connection with the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the proposed APS to support certain initiatives in relation to lending in the UK and to regulate management remuneration and the rate of growth of the RBS Group's balance sheet. These undertakings may serve to limit the RBS Group's operations.

The RBS Group could fail to attract or retain senior management or other key employees.

The failure to attract or retain a sufficient number of appropriately skilled personnel could prevent the RBS Group from successfully implementing its strategy, which could have a material adverse effect on the RBS Group's financial condition.

Each of the RBS Group's businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the RBS Group conducts its business and on its results of operations and financial condition.

The RBS Group is subject to financial services laws, regulations, administrative actions and policies wherever it operates. Recently there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United Kingdom, the United States and other European countries. Significant regulatory developments could have an adverse impact on how the RBS Group conducts its business and on its results of operations and financial condition.

Principal risks and uncertainties (continued)

The RBS Group's results have been and could be further adversely affected in the event of goodwill impairment.

The RBS Group recognises goodwill initially at cost and subsequently at cost less any accumulated impairment losses. It is tested for impairment annually or more frequently when events or circumstances indicate that it might be impaired. The recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit is compared to its carrying value. The recoverable amount of the RBS Group's cash generating units are affected by market conditions and the performance of the economies in which the RBS Group operates. Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group's income statement, although it has no effect on the RBS Group's regulatory capital position.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

Given current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the RBS Group may be required or elect to make further contributions to its pension schemes and such contributions could be significant.

The RBS Group is and may be subject to litigation and regulatory investigations that may impact its business.

The RBS Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the RBS Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the United States and other jurisdictions, including class-action litigation. These are subject to many uncertainties, and their outcomes are often difficult to predict. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on the RBS Group's operations or significant reputational damage.

Operational risks are inherent in the RBS Group's operations.

The activities of the RBS Group depend on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. Operational risk and losses can result from fraud, errors by employees or third-parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the RBS Group's suppliers or counterparties. Although the RBS Group has implemented risk controls and loss mitigation actions, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group.

The RBS Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The RBS Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the RBS Group's profitability. Revisions to tax legislation or to its interpretation might also affect the RBS Group's results in the future.

The RBS Group's operations have inherent reputational risk.

Reputational risk is inherent in the RBS Group's business. Negative public opinion may adversely affect the RBS Group's ability to keep and attract customers and, in particular, corporate and retail depositors.

Principal risks and uncertainties (continued)

In the United Kingdom and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme is the UK's statutory fund of last resort for customers of authorised financial services firms. It is funded by levies on firms authorised by the FSA, including the RBS Group. Other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation). As a result the RBS Group may incur additional costs and liabilities.

The RBS Group's business and earnings may be affected by geopolitical conditions.

The performance of the RBS Group is significantly influenced by the geopolitical and economic conditions in the countries in which it operates. The RBS Group has a presence in countries where its businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. The RBS Group also faces the risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments could also adversely affect levels of economic activity and have an adverse effect upon the RBS Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the RBS Group.

The restructuring of ABN AMRO is complex involving substantial reorganisation of ABN AMRO's operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the RBS Group's businesses continues. However, risks remain that the RBS Group may not realise all the anticipated benefits of the acquisition.

The recoverability of certain deferred tax assets recognised by the RBS Group depends on the RBS Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation.

In accordance with IFRS, the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The losses are quantified on the basis of current tax legislation and are subject to change in respect of the rate of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the recognised deferred tax assets. If the RBS Group participates in the APS, it is anticipated that certain UK tax losses, which are recognised as deferred tax assets, will be foregone as part consideration for the RBS Group's participation in the scheme.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';

•	the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Stephen Hester Group Chief Executive	Guy Whittaker Group Finance Director

Board of directors

Chairman Philip Hampton Executive directors Stephen Hester Gordon Pell Guy Whittaker	Non-executive directors Colin Buchan Sir Sandy Crombie Archie Hunter Joe MacHale John McFarlane Art Ryan

28 August 2009

Additional information

Contacts

Guy Whittaker	Group Finance Director	+44 (0) 20 7672 0003
+44 (0) 131 523 2028

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 September 2009

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat